





America's

DMU
Diesel Multiple Unit




Traditional or Modern Trainset?
Have it both ways


No Waivers


Dedicated Track or Waivers

US Railcar's vehicle is an FRA safety compliant, 1500 hp, aerodynamic "locomotive-that-carries-passengers", unites the best of both.

- Cost Effective
- Greenest Solution
- Quiet Operation
- Interoperable and Flexible
- Optional PRIIA Compatibility (110 mph)
- No waivers required to use freight track






Is it a Locomotive or DMU?

It is both!

A Diesel Multiple Unit (DMU) summons images of lightweight self-propelled railcars from Europe or Asia that require dedicated track.

In contrast, a locomotive is a powerful, heavy machine, a "can do" piece of equipment, that is at the core of an American train.

The US Railcar vehicle, was designed for North America starting with the horsepower of a small locomotive, using redundant engines, and the crash worthy framework required by the FRA to run on freight track.






Is it a Locomotive or DMU?
It is both!

The US Railcar vehicle <u>can pull **ANY** Amtrak compatible passenger car and is interoperable with **ANY** AAR standard locomotive</u>, including Multiple Unit (MU) capability.

Is the US Railcar vehicle a <u>passenger car with an engine </u>(DMU) or a <u>locomotive that carries passengers</u>? Technically we are a DMU, but our heart is a locomotive.

This is not just semantics,
it's what makes our "DMU-Locomotive" unique.






Ultimate Flexibility in Your Fleet

US Railcar's DMU-Locomotive Interoperates with Standard AAR Locomotives And Passenger Cars





MU'd Loco

In Alaska, you have to be both a rugged individual and a team player who can pull more than your own weight.

This describes the US Railcar Diesel Multiple Unit (DMU). Our DMU can interoperate with standard AAR locomotives. Pictured in this consist, the Chugach Explorer commands the whole train with a locomotive pushing from the rear (MU'd). On the return trip, the engineer drives from the locomotive with the DMU pushing. Our cab features locomotive controls so engineers are at home at either end of the train.




Demonstrating Pulling Power

In Miami – America's DMU





- **BIG RED** pulls 2 Bombardier bi-levels
- Carries approximately 370 passengers
- Proves that it operates on 50% less fuel than locomotive pulled consist saving nearly a $1 million per year.





The Vision

Our flexibility provides you with options from day one. Whether your ridership changes during the day or the season, the USR DMU consist can grow or shrink to match.

This flexibility allows efficient operations, right-sizing for reduced fuel costs and less track wear, all of which contribute to $ savings!

The next slide shows a few examples of our flexibility.




The 110 Mph DMU Consist



US Railcar, LLC
16-May-12 - Ted Schaefer
4-CAR CONSIST

Business Class 66 seats   Coach Class 268 seats   Business Class 66 seats

Total Seats 400

348'

END CARS ARE US RAILCAR DMU-LOCOMOTIVES,
MIDDLE COACHES ARE FROM ANY MANUFACTURER

DMU – Next generation PRIIA compatible
- 66 Business class seat each, 40" pitch
- 89' Stretched length
- 2 ADA seats each
- Luggage and bike storage
- Split dome window, solar control
- 4 Tier 4f truck engines 770 HP
  (3080 HP for consist)
- High level boarding
- 14'6" height, TOR

Unpowered Bi-Level Coaches (any source)
- 134 Coach Class seats average
- 36" Seat Pitch
- 85' Length
- Galley for 2 levels of service
- Luggage and bike storage
- ADA accommodations
- 110 Mph
- High level boarding
- 16'2" height TOR





3 Powered Bi-levels, All USR



269'



145 TOTAL SEATS
PLAN VIEW
FOOD SERVICE







Networking or Business Conference Room

US Railcar Bi-level
3-Car Push Pull
High Speed Consist

- One of a kind experience
- Single source
- Possibility of bistro in center car, Conference Room
- 10.3 hp/ton for improvement in acceleration
- Shortest Consist, consistent floor level




5-cars, 3 powered



US Railcar, LLC

16-July-12 - Ted Schaefer

5-CAR CONSIST

POWERED CENTER CAR

Business Class 66 seats | Coach Class 134 seats | BISTRO WITH 40 SEATS OR 72 SEATS | Coach Class 134 seats | Business Class 66 seats

Total Seats 472

437'

END CARS AND BISTRO CAR ARE US RAILCAR DMU-LOCOMOTIVES,
COACHES ARE FROM ANY MANUFACTURER

- More passengers – 472
- Possibility of bistro in center car
- 7.9 hp/ton vs 6.6 = 20% improvement in acceleration
- Distributed power, better traction

5-cars, 3 powered, All USR





US Railcar, LLC
16-July-12 - Ted Schaefer
5-CAR CONSIST
Business Class 66 seats
Coach Class 72 seats
BISTRO WITH 40 SEATS OR 72 SEATS
Coach Class 72 seats
Business Class 66 seats
Total Seats 348
445'
MATCH SET - ALL USR, 3 POWERED

- Matched set – 348 Seats
- Lower Profile
- Single source
- Possibility of bistro in center car
- 7.9 hp/ton vs 6.6 = 20% improvement in acceleration




Modern Interiors

We Make Commuter and Intercity
a Luxury Experience



INTERIOR VIEW 35mm CAMERA LENS EQUIVALENT





(2-Seat PRIIA Cab available)











Exactly What you want

WE BUILD *EXACTLY* WHAT YOU WANT!

- Interiors: Commuter, Intercity, Tourism, Luxury, Bistro, Business
- Windows: US Railcar Domed windows are unparalleled
- Amenities: Food service, ADA, Storage, Bike racks
- Performance: 79 mph – 110 mph
- PRIIA 305 option

YOU USE IT *EXACTLY* HOW YOU WANT!

The US Railcar DMU-Locomotive is not part of a permanently coupled trainset. Based on North American Standards it works throughout your existing fleet.




Relco Locomotives

Manufacturing and Warranty Commitment

RELCO will build the USR cars & DMUs.

With over 50 years of experience, 150,000 sq ft of manufacturing and warehouse, engineering, maintenance operations around the country, Relco is the largest nation's largest remanufacturer of locomotives and passenger railcars.

RELCO is agile, strong and committed to long term service.

RELCO will co-warrant the USR cars and provide maintenance for the life of the vehicles.



Mid-life overhaul on DART cars



NEW



Wreck Repair



Overhaul

Relco services: Northern Rail, Cargill, Bunge, IN Harbor Coke, Georgia Pacific, BP / Amoco




Simplify Maintenance and Lower Costs

The more USR DMUs that are in your fleet, the lower your maintenance costs will be.



TriMet Facility in Oregon
Simple, Clean, Low Cost

1 DMU = 1 Locomotive + Coach
It cost 30% less to maintain a US Railcar DMU




Service Proven

No Waivers Required

First generation US Railcar DMUs are the <u>ONLY</u> Service Proven FRA Compliant DMUs







In all environmental extreme, coast to coast





America's DMU



"...the ability to take the DMU and run it as a full set as well as use it with existing coaches allowed us to provide desperately needed seating capacity."

"...Some DMU's have accumulated over a quarter of a million miles, representing 3,600 trips over 860 operation days and others are fast approaching the same numbers."



"...DMU's have redundant power supply with a second traction diesel engine. This second motor assures reliability, if an engine shutdown/failure should occur while the DMU train set is in revenue service, the train can continue in service."

"...The cars have been a tremendous asset at a critical time in our growth ..."

- Joe Guilietti, Executive Director
South Florida Regional Transportation Authority.





US Railcar's DMU-Locomotive it's
<u>America's DMU.</u>
Let's discuss how our DMU can benefit
your transportation plans today.



Jolene Molitoris, President, jolene.molitoris@usrailcar.com   www.usrailcar.com

Ted Schaefer, VP Operations, ted.schaefer@usrailcar.com   614-246-9465


